THE INTERESTS IN THE 5 MILE BREWING COMPANY LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS SUBSEQUENTLY REGISTERED UNDER SUCH ACT OR LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. ARTICLE VI OF THIS AGREEMENT FURTHER RESTRICTS TRANSFERABILITY OF INTERESTS IN THE COMPANY.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

FOR

5 MILE BREWING COMPANY LLC

[■], 2022

Prepared by:
Varnum LLP
101 N. Main Street, Suite 525
Ann Arbor, Michigan 48104

SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
FOR
5 MILE BREWING COMPANY LLC

5 Mile Brewing Company LLC, a Michigan limited liability company (the "Company"), and all those who execute this Second Amended and Restated Operating Agreement or a joinder agreement or otherwise agree to be bound hereto (the "Agreement") as a Member or the Manager, or who hereafter become a Member or acquire or claim any interest in the Company, enter into this Agreement, effective as of [■], 2022. This Agreement supersedes and replaces in its entirety all prior versions of and amendments to any operating agreement of the Company, including, without limitation, that certain Operating Agreement for the Company dated as of June 29, 2016, May 7, 2017, and January 1, 2021 (the "Prior Operating Agreements").

ARTICLE I DEFINITIONS

The terms set forth in Exhibit A as used in this Agreement shall, unless the context otherwise requires, have the meanings specified in Exhibit A.

ARTICLE II FORMATION

2.1   Formation. This Company has been organized as a limited liability company pursuant to the provisions of the Michigan Limited Liability Company Act (the "Act"). The rights and liabilities of the Company and the Members shall be as provided in the Act, except as otherwise provided in this Agreement.

2.2   Name, Location, Etc. The name of the Company is "5 Mile Brewing Company LLC," and such name may be changed only by the Members. The Company's business may be conducted under that name or such other name(s) as the Manager shall determine from time to time. The location of the principal place of business of the Company and the Company's registered office and resident agent shall be as the Manager may determine from time to time.

2.3   Character of Business and Purposes. The business and purposes of the Company shall be to engage in any lawful activities as may be determined by the Manager from time to time.

2.4   Term. The Company's term shall commence as of the date of the filing of its Articles of Organization and shall continue indefinitely thereafter, unless dissolved before that date pursuant to the Act or this Agreement.

2.5   Partnership Classification.

(a)   The Members intend that the Company shall be operated in a manner consistent with its treatment as a S- Corporation for federal and state income tax purposes. This designation may be altered upon the recommendation of the Manager and the approval of the Members. No Member or Manager shall take any action inconsistent with such intent, and the Members and Manager agree to make any amendments to this Agreement required to obtain or maintain partnership classification for tax purposes from time to time.

(b) Notwithstanding the foregoing, the Members and Manager have formed the Company as a limited liability company under the Act and specifically intend and agree that the Company shall not be construed as a partnership (including a limited partnership) or any other venture for purposes other than tax matters. No Member or Manager shall be construed to be a partner in the Company or a partner of any other Member or Manager or Person for purposes other than tax matters solely as a result of the Articles, this Agreement and the relationships created thereby or arising therefrom, and the same shall not be construed to suggest otherwise.

ARTICLE III MEMBERS AND CAPITAL

3.1   Authorized Units. Subject to Section 5.3, the total Company Units which the Company has authority to issue shall be determined by the Manager from time to time, and shall initially consist of the number of outstanding Company Units shown on the Member Register, attached hereto as Exhibit B. As of the date of this Agreement, the total Company Units consist of (i) [10,000,000] Company Voting Units, all of which are issued and outstanding, and (ii) [1,000,000] Company Non-Voting Units, all of which are reserved for issuance to Persons purchasing Company Non-Voting Units. Except with respect to voting rights, the Company Voting Units and Company Non-Voting Units are identical in all respects.

3.2   Members and Their Capital Commitments. Each Person indicated on Exhibit B has made or agrees to make the Capital Contribution shown opposite its name on Exhibit B in exchange for the Company Units and Company Interests indicated on Exhibit B, and each such Person is hereby admitted as a Member. The allocation of the Company Units may also be subject to modification pursuant to the terms of any Manager Incentive Adjustment Agreement or similar adjustment agreement of the parties executed as of the even date herewith or hereafter executed by the parties.

3.2   Capital Accounts. A separate Capital Account shall be maintained for each Member. The Capital Account balance for each Member shall be increased by the amount of money and the fair market value of property contributed by such Member to the Company's capital and by that Member's share of Company net income and gain and decreased by distributions of cash or property (at fair market value) to that Member and that Member's share of Company net losses and deductions. Such other adjustments to Capital Accounts shall be made as required by the rules set forth in Regulation Section 1.704-1(b)(2)(iv).

3.3   Company Capital. No Member shall be paid interest on any Capital Contribution and no Member shall have the right to withdraw, or receive any return of, such Member's Capital Contribution, except as may be specifically provided in this Agreement. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash, except as may be specifically provided in this Agreement.

3.4   No Right to Withdraw. A Member shall have no right to withdraw from the Company, except in connection with the transfer or liquidation of its Company Interests in the Company in accordance with and as otherwise provided in this Agreement. No Member shall have the right to withdraw its Capital Contribution or to demand or receive a return of its Capital Contribution or any other distribution from the Company except as provided in this Agreement.

3.5   Additional Contributions; Treatment of Funds.   Members shall not be obligated to make any additional contribution to the Company's capital unless the Members agree to issue a pro-rata capital call of the Members on such terms as the Members shall decide.   Any funds received by the Company from any Member shall be treated as a loan, payable on demand with interest at the rate of five percent (5%) per annum, unless under this Agreement such funds were required to be contributed as a Capital Contribution or unless otherwise provided in writing.

3.6   Failure to Contribute. If any Member fails to make a Capital Contribution when required by the Consent of the Company Interests, the Company may, in addition to the other rights and remedies the Company may have under the Act or applicable law, take such enforcement action (including the commencement and prosecution of court proceedings) against such Member as the Manager considers appropriate, including diluting the Company Interests in the Company of the defaulting Members and increasing the Company Interests of the non-defaulting Members to take into account the disproportionate Capital Contributions in such manner as the non-defaulting Members determine appropriate.

3.7   Liability of Members.

(a)   Except as expressly set forth in this Agreement, no Member shall be liable for the debts, liabilities, contracts or any other obligations of the Company. A Member shall be liable only to make payment for the amounts required to be contributed to the Company's capital as expressly required under this Agreement. No Member with a negative balance in its Capital Account, whether by virtue of distributions of disbursable cash or by allocations of loss or deduction, shall have any obligation to the Company or the other Members to restore a negative Capital Account.

(b)   For purposes of this Section 3.7, it is the intent of the Members that no distribution (or any part of any distribution) made to any Member pursuant to Article IV of this Agreement be deemed a return or withdrawal of capital, even if the distribution represents (in full or in part) a distribution of depreciation or any other non-cash item accounted for as a loss or deduction from or offset to the Company's income, and that no Member or Manager shall be obligated to pay any such amount to or for the account of the Company or any creditor of the Company.

ARTICLE IV ALLOCATIONS AND DISTRIBUTIONS

4.1   Allocations of Profits and Losses. Subject to the allocation of items described in Section 4.2, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to their Company Interests.

4.2   Tax Allocations.

(a)   Special Allocations. Special allocations of items of income, gain, loss and deduction shall be made in the following order and priority:

(i)   Company and Member Minimum Gain Chargebacks.   Any provision of this Agreement to the contrary notwithstanding, if there is a net decrease in either Company or Member Minimum Gain during any taxable year of the Company or other period for which allocations of income, gain, loss and deductions are made, and if such decrease is not the result of any of the circumstances described in Regulations Section 1.704-2(f)(2) or (3) or 1.704-2(i)(4), then income and gain for that period (and, if necessary, subsequent periods) shall be specially and specifically allocated to the Members in an amount equal to each Member's share of the net decrease in Company or Member Minimum Gain, as the case may be.   The provisions of this Section 4.2(a)(i) are intended to comply, and shall be interpreted consistently, with Regulation Section 1.704-2(f)(1) and 1.704-2(i)(4), respectively. Company Minimum Gain has the meaning assigned to the term partnership minimum gain in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1). Generally speaking, Company Minimum Gain equals the excess of the amount by which a nonrecourse liability exceeds the adjusted tax basis of the Company property it encumbers. Member Minimum Gain means an amount, with respect to each Member nonrecourse debt, equal to the Company Minimum Gain that would result if such Member nonrecourse debt were treated as a nonrecourse liability, determined in accordance with Regulations Section 1.704-2(i)(3).

(ii)   Qualified Income Offset.   Income and gain (including, without limitation, gross income) shall be specially and specifically allocated to any Member who unexpectedly receives any adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit balance in such Member's capital account, if any, as quickly as possible. The provisions of this Section 4.2(a)(ii) are intended to comply with the qualified income offset requirement of, and shall be interpreted consistently with, Regulations Section 1.704-1(b)(2)(ii)(d).

(b)   Curative Allocations.   The allocations set forth in Section 4.2(a)(i) above are intended to comply with certain requirements of Regulations Sections 1.704-1 and 1.704-2, but may not be consistent with the manner in which the Members intend to share the economic benefits of the Company. To ensure that the Members' economic intentions are not distorted, the Members, acting by unanimous Consent, may request a waiver of the minimum gain chargeback rules pursuant to Regulations Sections 1.704-2(f)(4) and 1.704-2(i)(4), if they deem it appropriate in their sole discretion.   In addition, subject to Section 4.2(a), items of income, gain, loss and deduction shall be allocated between the Members so as to prevent the allocations in Section 4.2(a) from distorting the manner in which Company distributions would be divided among the Members pursuant to this Agreement but for application of Section 4.2(a).   The Members, acting by unanimous Consent, may accomplish this result in any reasonable manner that is consistent with Code Section 704 and the related Regulations, as they deem appropriate in their sole discretion.

(c)   Section 704(c) Allocations.   Income, gain, loss and deductions with respect to any property contributed to the Company shall be allocated, solely for tax purposes, among the Members in accordance with the traditional method of making Code Section 704(c) allocations, described in Regulations Section 1.704-3(b). Allocations made pursuant to this Section 4.2(c) shall be for federal, state and local tax purposes only, and shall not affect, or in any way be taken into account in computing, any Member's capital account or share of distributions under any provision of this Agreement.

4.3   Distributions. At such time(s) as the Manager so determines, the Company shall distribute to the Members in proportion to their respective Company Interests (except as otherwise provided in this Agreement) the Company's available funds, which for this purpose shall mean funds that the Manager so determines to be in excess of those required for the payment of, or the reservation of funds for the payment of, the Company's expenses, liabilities (contingent or otherwise), capital improvements and acquisitions, and other obligations of the Company. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities.

4.4   Liquidating Distributions. Subject to the provisions of the Act and this Agreement, the net cash proceeds of a sale, exchange, or other disposition of all or substantially all of the Company's property constituting a dissolution or liquidation of the Company shall be applied as follows:

(a)   To the payment of debts and liabilities of the Company to creditors in the order of priority provided by law, including any creditor who is a Member or a former Member (other than in respect of its interest in the Company) and the expenses of liquidation;

(b)   To the establishment of any reserves that the Members may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the business of the Company;

(c)   To the Members in satisfaction and return of their initial Capital Contribution; and

(d)   To the Members in accordance with the Company Interests then held.

4.5   Priority and Distribution of Assets. Except with respect to return of initial Capital Contributions upon liquidation, no Member shall have priority over any other Member either as to the return of capital or as to profits, losses or distributions. No Member shall have the right to demand or receive property other than cash for such Member's capital or in payment of such Member's share of profits or cash flow.

ARTICLE V MANAGEMENT OF THE COMPANY

5.1   Management; Delegation. The Company shall be managed by a manager ("Manager"), and except as otherwise set forth in this Agreement, all decisions made in the ordinary course of business (subject to Section 5.3 below), shall be made by the Manager. The Manager shall be appointed by the majority Consent of the Members and shall initially be **Dayne Bartscht**. The Manager is authorized to designate, employ and/or compensate any Person, including a Person who is also a Member, to act as an officer, manager or other employee or agent of the Company and to delegate to such Person in writing such powers and authority, subject to such conditions and restrictions, as such Manager may, in his sole discretion, determine to be appropriate.

5.2   Powers. Subject to Section 5.1, and except as set forth in Section 5.3, the Manager has the power, on the Company's behalf, to do all things necessary or convenient to carry out the business and affairs of the Company in the ordinary course of business. Any third party may rely on the Manager's apparent authority to bind the Company.

5.3   Restrictions on Authority of the Manager. Without the prior Consent of the majority of the Members, no Manager, acting independently or otherwise, shall have the authority to do anything to carry out the business and affairs of the Company, other than in the ordinary course of business. Without limiting the generality of the foregoing, without the prior majority Consent of the Members, no Manager shall take or agree to take any of the following for or on behalf of the Company:

(a)   Sell or otherwise dispose of all or substantially all the assets of the Company in a single transaction or a series of transactions or otherwise sell or dispose of assets other than in the ordinary course of the Company's business;

(b)   Effect a merger (regardless of whether the Company is the surviving company), consolidation, share exchange, reorganization, or other similar transaction or series of transactions;

(c)   Convert the Company into another form of business entity;

(d)   Create, authorize, designate, reclassify, issue, or sell: (i) any class or series of Company Interests, Company Units, or other equity interests, or (ii) rights, options, warrants or other securities convertible into or exchangeable for any Company Interests, Company Units, or other equity interests;

(e)   Amend, alter, repeal, terminate, or waive any provision of the Company's Articles of Organization or this Agreement;

(f)   Confess a judgment against the Company;

(g)   Possess property or assign rights in Company property for other than a Company purpose;

(h)   Elect to dissolve or liquidate the Company;

(i)   Appoint a receiver, file any proceeding in bankruptcy or in any similar insolvency proceeding, or make an assignment for the benefit of the Company's creditors;

(j)   Change the name of the Company;

(k)   Admit any Person as a Member of the Company;

(l)   [intentionally omitted];

(m)   Contract on behalf of the Company to acquire by purchase, lease, exchange or otherwise, or to sell, assign, option or otherwise transfer, any asset or property of or for the Company, or to otherwise obligate the Company to incur any liability or obligation, whether for services or otherwise, if in any such circumstance such contract individually, or in aggregate with other similar contracts, involves the incurring of any payment by or other liability or obligation of the Company that is in excess of Ten ($ 10,000) Dollars annually or that endures for longer than 1 year;

(n)   Borrow money, finance, refinance, or otherwise incur financial obligations for the Company's account and/or pledge, mortgage, encumber and/or otherwise grant any security interest in any Company assets for proposed new indebtedness in excess of Ten Thousand ($10,000.00) Dollars;

(o)   Hire, employ, engage and/or compensate any Person who is a Member or is a family member or otherwise affiliated with a Member or a family member of a Member, whether as an officer, manager, contractor or other employee or agent of the Company, or terminate, curtail or otherwise compromise the scope of such employment, engagement or compensation;

(p)   Set, increase, decrease and/or otherwise change any salary, wage or other compensation or benefit due to any officer, manager, contractor or other employee or agent of the Company that is also a Member or a family member or otherwise affiliated with a Member or a family member of a Member;

(q)   Take any action that is outside the ordinary course of the Company's business; or

(r)   Agree to do any of the foregoing actions.

5.4   Standard of Care; Liability; Indemnification.

(a)   Standard of Care. The Manager shall discharge his duties in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner it reasonably believes is in the best interests of the Company and its Members.

(b)   Limitation of Liability.

(i)   Except as set forth in the Act, no Member or Manager shall have any monetary liability to the Company for any act or omission related to the Company or its business that is performed or omitted by it in good faith and in accordance with the above standard of care, except that such Member and Manager shall have liability: (A) for gross negligence or acts

7

or omissions involving bad faith, fraud, recklessness, or willful misconduct; (B) in connection with the receipt of a financial benefit to which the Member or Manager is not entitled; (C) in connection with a knowing violation of law; or (D) for breach of the duty of loyalty. Each Member and Manager shall be liable solely to the Company and, derivatively, to its other Members for such acts or omissions described in (A), (B), (C) or (D) above. A Member and Manager's taking of any action or failure to take any action, or a Member or Manager's errors in judgment, the effect of which may cause or result in loss or damage to the Company, if done pursuant to the provisions of the Act, the Articles of Organization, and this Agreement, shall be presumed not to constitute gross negligence, bad faith, fraud, recklessness, or willful misconduct on the part of such Member or Manager.

(ii) Each Member shall look solely to the Company's property for the return of its Capital Contributions, and if the Company's property remaining after payment or discharge of the Company's debts and liabilities is insufficient to return such Capital Contributions, no Member shall have recourse against any other Member, except as provided in Section 5.4(b)(i) above.

(c) Indemnification.

(i) Except as otherwise provided in this Agreement, the Company shall indemnify, defend and hold harmless each Member and Manager (and, if applicable, its Affiliates and its and their officers, directors, shareholders, general or limited partners, members, employees, agents, successors and assigns (each, an "Indemnified Party")) from and against any and all losses, damages, liabilities, claims, demands, obligations, fines, penalties, expenses (including reasonable fees and expenses of attorneys engaged by an Indemnified Party in defense of any act or omission), judgments or amounts paid in settlement by such Indemnified Party by reason of any act performed, or omitted to be performed, by it in good faith in connection with the Company's business, in furtherance of the Company's interests, or in connection with any proceeding to which the Indemnified Party is a party or is threatened to be made a party because it is or was an Indemnified Party.

(ii) The provisions of this Section 5.4(c), however, shall not relieve an Indemnified Party of any liability that he, she or it may have pursuant to Section 5.4(b) above, and no Indemnified Party shall be entitled to indemnification with respect to such liability. If an Indemnified Party is liable for any of the foregoing, such Indemnified Party shall be liable to the Company for all damages of any kind arising from, in connection with, or related to, such acts or omissions. The indemnification afforded pursuant to this Section 5.4(c) shall be limited to the Company's assets, and no Indemnified Party shall have a claim against any Member by virtue of this Section 5.4(c), nor shall this Section 5.4(c) be construed so as to impose any obligation on any Member to make a Capital Contribution.

5.5 Devotion of Time to Company. The Members and Manager may have other business interests and may engage in other activities in addition to those relating to the Company and its business. Neither the Company nor any Member or Manager shall have any right, by virtue of this Agreement or the mere fact that a Person is a Member or Manager of the Company, to share or participate in such other interests or activities of a Member or Manager or to the income or proceeds derived from such interests or activities. The provisions of this Section 5.5 shall be subject to those of Sections 5.6 and 5.7 below and any separate obligations from this Agreement.

5.6 Self-Dealing. Any Member, Manager and any Affiliate of any Member or Manager may deal with the Company, directly or indirectly, as vendor, purchaser, employee, agent or otherwise, if such dealings were approved, in advance, by the Members acting by majority Consent and the Manager.

5.7 Compensation and Expenses. Except as otherwise specifically agreed upon by the Company and the Manager, no Member or Manager shall be entitled to any compensation for its efforts on behalf of the Company, but the Company shall reimburse each Member for all reasonable costs and expenses incurred by it on behalf of the Company. This Section 5.7 shall not prohibit the Company from retaining a Member, Manager or its Affiliates to perform services for or supply goods to the Company or from compensating such Member, Manager or Affiliate for such services or goods if approved in accordance with Section 5.6.

5.8 Withdrawal, Removal and Replacement of Manager. The Manager may, at any time, resign as a Manager. A majority of the Members may remove the Manager at any time, with or without cause, for any reason or for no reason, and with or without notice. If a Manager resigns or is removed, a majority of the Members shall have the sole right and authority to appoint a successor Manager to replace the resigning or removed Manager.

ARTICLE VI TRANSFERABILITY OF MEMBERS' INTERESTS

6.1 Restrictions on Transfer. Except as otherwise provided herein, no holder ("Holder") of a Company Interest shall sell, assign, encumber or otherwise transfer, voluntarily or involuntarily, with or without consideration, all or part of any such Company Interest (or any related interest, including, without limitation, any Company Units), whether now held or hereafter acquired, without Consent of the Members acting by majority Consent, which may be granted or withheld for any reason or for no reason in the sole discretion of such consenting Members, and without the approval of the Manager. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members.

6.2 Right of First Refusal and Other Transfer Restrictions.

(a) Except as otherwise provided herein, no Holder of a Company Interest shall transfer with or without consideration, all or part of any such interest, whether now held or hereafter acquired, unless such Holder has first given the notices and made the offers to sell as provided herein, and no such offer has been accepted. A Company Interest is transferable only in strict compliance with the terms of this Agreement.

(b) If any Holder shall receive an offer for the purchase of or otherwise desires to sell all or part of its Company Interest, that Holder shall have the right to sell the Company Interest subject to the following limitations and subject to Section 6.1 and any other applicable restrictions imposed by this Agreement:

(1)   The Holder shall procure a bona fide written offer, signed by the prospective purchaser and containing all terms of the offer, or the Holder may establish a price and terms upon which it proposes to sell its Company Interest.

(2)   The Holder shall promptly notify in writing the Company and all of its Members of the terms of the offer or the terms on which it proposes to sell its Company Interest.

(3)   The other Members shall have the option to elect, within 60 days after receipt of the notice, to purchase that portion of the Company Interest covered by the offer on a pro rata basis.

(4)   The options granted to the other Members under this Section 6.2 shall be exercisable at the purchase price and terms set forth in Section 6.5.

(5)   If any Holder proposes a transfer of a Company Interest other than by sale, including an assignment, encumbrance, or other disposition of a Company Interest, or if any Person seeks to obtain an interest in any Holder's Company Interest, whether by execution, judgment or otherwise, the Holder, or the party seeking to obtain the interest, as the case may be, shall notify the Company and all other Members of the name and address of the prospective transferee, the extent of the Company Interest to be transferred, and all terms and conditions contemplated by the transfer, and the Company and the other Members shall have options to acquire the Company Interest in accordance with the terms and conditions of the options granted in Section 6.2(b) (right of first refusal).

(6)   After the expiration of the options described in this Section 6.2, the Holder shall be entitled to make the proposed transfer only to the person named in the notice described above, but only upon the terms and conditions described in the notice and subject to the provisions of this Agreement. If such transfer is not made within 30 days after the expiration of the last of the options granted in this Section 6.2, the Company Interest shall automatically again become subject to the restrictions on transfer stated herein.

6.3   Effects of Transfers. Any sale, assignment, encumbrance or other transfer attempted without strict compliance with this Agreement, shall be null and void and confer no rights on the transferee as against the Company or any Member. The sale, assignment, encumbrance or transfer in compliance with this Agreement shall confer on the transferee only the rights of an assignee to the subsequent allocations and distributions of the Company, and no permitted transferee shall be admitted into the Company as a substitute or additional Member or otherwise be permitted to participate in the management and affairs of the Company, unless all conditions established by the other Members for their approval have been satisfied, and such approval has been obtained. Any permitted transferee shall hold the Company Interest transferred subject to all provisions of this Agreement. Any Member who sells, assigns, encumbers or transfers, or attempts to sell, assign, encumber or transfer in violation of this Agreement, the entire Company Interest of such Member, or all of the rights to allocations and distributions represented by such Company Interest, shall thereupon cease to be a Member and all of its rights relating to the Company to participate in its management shall thereupon automatically terminate.

6.4   _Default, Bankruptcy, Etc_. Each of the following (a "_Triggering Event_") occurring with respect to any Holder of a Company Interest (a "_Defaulting Holder_") shall trigger the options described below:

(a)   If a Holder appoints or has appointed a receiver or custodian for all or a substantial portion of its assets.

(b)   If a Holder makes or consents to an assignment for the benefit of creditors or a common law composition of creditors.

(c)   If a Holder files a voluntary petition of bankruptcy or is otherwise adjudged bankrupt or has entered against it an order for relief in any bankruptcy or insolvency proceeding.

(d)   If a Holder's Company Interest shall be levied on for execution, or if any interest in the Company is awarded by judicial decree or judgment to any Person, including but not limited to the spouse or former spouse of the Holder pursuant to a divorce or separation proceeding.

(e)   If a Holder that is an individual dies or becomes legally incompetent. For purposes of this Agreement, a Person shall be deemed legally incompetent only if such Person is determined to be unable, by reason of a mental condition, to make appropriate decisions in managing his or her business affairs for a period of at least six consecutive months. In the event of a dispute regarding one's legal incompetence or alleged legal incompetence, the purportedly legally incompetent's regularly attending physician shall be entitled to make a determination as to whether legal incompetence exists. The decision of the physician with respect to that matter shall be final and binding on all parties.

(f)   If a Holder that is employed by the Company for any reason ceases to be so employed, whether voluntarily or involuntarily, whether by reason of retirement, resignation, termination or otherwise.

If a Triggering Event as described in subsections (a) through (f) above occurs, then the Company, acting by majority Consent of those Members other than the Defaulting Holder, shall have an option (i) to purchase all, but not less than all, of the Defaulting Holder's Company Interest at the price and on the terms specified in Section 6.5, (ii) to demand that the Company be liquidated and dissolved, in which case all Members shall vote in such manner as to cause such liquidation and dissolution, or (iii) to continue as permitted by law after the Triggering Event with any successor to the Defaulting Holder being treated as a mere assignee of the interest thereof, with no right to participate in the management of the Company (unless approved for membership by the remaining Members).

If the Company elects to exercise the option to purchase or liquidate as granted under this Section 6.4, it shall do so by notifying the Defaulting Holder (or its legal successor) of this decision any time within one (1) year after the occurrence of the Triggering Event, even though such event may have been cured (or any bankruptcy petition may have been dismissed, or otherwise discharged) before the notice of exercise. The options of the Company granted under this Article shall be in addition to and not in lieu of any other options, rights, or remedies that may be available under this Agreement or otherwise, and any exercise of any rights granted under this Agreement shall not relieve the Defaulting Holder from any obligations accrued before the date of the transfer of the Company Interest or any liability or damage to the Company or its Members.

6.5   Purchase Price and Terms.

(a)   Except as otherwise specifically provided herein, the purchase price for any interest in the Company to be sold pursuant to options or requirements contained in this Agreement shall be equal to the fair market value of the Company as a going concern, as determined by appraisal (the "Fair Market Value"), divided by the total number of Company Units, then multiplied by the number of Company Units being purchased in connection with the acquisition of the seller's interest in the Company. In determining the Fair Market Value, the Manager shall select a qualified independent appraiser; however, if the Manager is the seller, than the qualified appraiser shall be selected by the vote of majority Consent of the other Members entitled to vote. The valuation of the Company pursuant to this Section 6.5(a) shall be binding upon all parties to this Agreement and their successors and assigns. The costs related to any appraisers hereunder shall be borne fifty percent (50%) by the purchaser(s) and fifty percent (50%) by the seller.

(b)   Except as otherwise provided herein, if a Company Interest is sold and purchased pursuant to the provisions of this Agreement, the payment terms shall be as follows: The purchase price shall be paid by a down-payment of twenty percent (20%) of the total purchase price, with the balance being paid pursuant to a promissory note, bearing interest at a rate equal to the applicable federal rate (as determined under Code Section 1274(d)) for midterm loans made during the month of closing, and requiring twenty (20) equal quarterly payments of principal and interest, with payments commencing three (3) months following the time of closing. The promissory note may be prepaid without premium or penalty.

(c)   Except as otherwise provided herein, the closing on a purchase pursuant to an option set forth in this Agreement shall occur within thirty (30) days after the purchaser's written election to purchase. The specific time and place of closing shall be specified by the purchaser.

6.6   Substitute or Additional Members. A Person shall not be admitted as a substitute or additional Member under this Agreement, even if, without limitation, such Person is the transferee of any Company Interest transferred, whether in compliance with or not in compliance with this Agreement, unless and until such Person agrees in writing to be bound by the terms of this Agreement and the Members, acting by majority Consent, agree in writing to admit such Person as a substitute or additional Member.

6.7   Sale of the Company.

If a Sale of the Company is approved by the Board and the Consent of the Members (as so approved, an "Approved Sale"), (i) each Member shall vote for, consent to and raise no objections against, and waive any dissenters or appraisal rights with respect to, such Approved Sale, and the Company and each Member shall consummate such Approved Sale on the terms and conditions so approved and (ii) the Company, the Board, each subsidiary and their respective board of directors or managers and each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Board.

ARTICLE VII DISSOLUTION AND LIQUIDATION OF THE COMPANY

7.1   Events Causing Dissolution.

(a)   The Company shall dissolve and commence winding up and liquidating and shall thereafter terminate upon the happening of any of the following events:

(i)   Election by the Consent of the Members to dissolve, wind up, and liquidate the Company; or

(ii)   Happening of any other event requiring the dissolution of the Company under the laws of the State of Michigan and not otherwise addressed specifically in this Agreement.

(b)   Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until a certificate of dissolution shall have been filed and the assets of the Company shall have been distributed as provided in this Agreement. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

7.2   Final Accounting. In case of the Company's dissolution, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution.

7.3   Liquidation. Upon the Company's dissolution, the Manager shall act, or appoint someone to act, as liquidator to wind up the Company as soon as practical. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the Company's affairs in an orderly and prudent manner. Upon the winding up of the Company, the assets of the Company shall be distributed first to creditors to the extent permitted by law, in satisfaction of Company debts, liabilities and obligations; and then to Members, first in satisfaction of liabilities for distributions, then to satisfy and return the Member's initial Capital Contribution, and then in accordance with the Company Interests then held. Such proceeds shall be paid to such Members within ninety (90) days after the date of winding up.

7.4   Distributions in Kind. If the Manager or a liquidator shall determine that a portion of the Company's assets should be distributed in kind to the Members, the liquidator shall distribute such assets to them as appropriate in the reasonable discretion of the liquidator.

7.5   Certificate of Dissolution. Upon the completion of the distribution of Company assets, the Company shall be terminated and the Manager shall execute and/or file, or cause the Company to execute and/or file, certificates of dissolution (if not already executed and/or filed) and take such other actions as may be necessary to terminate the Company.

ARTICLE VIII BOOKS, ACCOUNTING REPORTS, AND TAX MATTERS

8.1   Books and Records. The books and records of the Company shall be maintained at the principal office of the Company or at such other location determined by the Manager. The records required by the Act to be kept at the Company's principal office are subject to inspection and copying by any Member or its duly authorized representative during ordinary business hours at the reasonable request and expense of such Member.

8.2   Tax Accounting. The books of the Company shall be kept on such cash or accrual method as the Manager shall reasonably establish, consistent with tax law requirements, and the Company's fiscal year shall end on December 31 or such other day as the Manager shall reasonably establish consistent with the requirements of the Code.

8.3   Tax Information. As soon as available, but not later than ninety (90) days after the end of each fiscal year, the Tax Matters Member shall send to each Member a copy of the Company's annual federal income tax return, a Form K-1, and such other tax information as shall be appropriate for the preparation by such Member of federal and any state or local income or other tax returns.

8.4   Returns. The Tax Matters Member shall cause to be prepared and filed on or before the due date (or any extension) federal and all state and local tax or informational returns required to be filed by the Company. The Tax Matters Member, to the extent that funds of the Company are available, shall cause the Company to pay any taxes payable by the Company, unless the Tax Matters Member is, in good faith and by appropriate administrative or legal proceedings, contesting the validity, applicability, or amount, and such contest does not materially endanger any right or interest of the Company.

8.5   Elections. To the extent that the Company may be or is required to make elections for any federal, state, or local income or other tax purposes, and to the extent that Members may be or are required to make such elections concerning the business of the Company, such elections shall be made by the Tax Matters Member and in such manner as is best calculated, in the opinion of the Tax Matters Member, to minimize the cash requirements of the Company and the Members.

8.6   Consistency of Tax Treatment. No Member shall treat a Company tax item on its federal or any state or local income or other tax returns in a manner inconsistent with the treatment of such item on the Company's federal or any state or local tax returns.

8.7   Tax Matters Member. Pursuant to the Code or any subsequent law, **Dayne Bartscht** is designated as the "Tax Matters Member" (the so-called "tax matters partner" under the Code). The Tax Matters Member shall assume and be responsible for duties provided in the Code and this Agreement. The Tax Matters Member shall keep the other Members informed of all administrative and judicial proceedings for the Company and will, upon request, make available to the other Members copies of any notices or communications received from any tax authority. Each Member shall promptly provide to the Tax Matters Member copies of all correspondence to or from, or summaries of any other communications with any tax authority relating to any tax matter or issue involving the Company. No Member, other than the Tax Matters Member, shall enter into settlement negotiations with any tax authority with respect to the income tax treatment of the Company items. The Tax Matters Member shall be responsible for all such negotiations. Further, no Member other than the Tax Matters Member shall file, without, in each case, first giving reasonable advance written notice of such intended action (including the proposed treatment of the Company items and the proposed court, if applicable) to the Tax Matters Member: (a) a request for an administrative adjustment of Company items under the Code, (b) a petition for readjustment of Company items under the Code, or (c) civil action for refund under the Code.

ARTICLE IX MEETINGS AND VOTING RIGHTS OF MEMBERS

9.1   Meetings. Meetings of the Members for any purposes shall be called upon receipt of a request in writing signed by Members holding at least twenty percent (20%) of the voting power represented by Company Interests. Notification of such meeting shall be sent within ten (10) days after receipt of such request, and the meeting shall be held not more than thirty (30) nor less than ten (10) days after the mailing of the notice. Such request shall state the purpose of the proposed meeting and the matters proposed to be acted upon. Such meeting shall be held in the principal office of the Company or such other place as the Manager shall reasonably designate, including remotely by telephone or other electronic means.

9.2   Voting. Any action to be taken or item to be approved by the Members shall be done, unless otherwise indicated in the Act or this Agreement, by the vote of majority Consent of the Members entitled to vote. Any such vote may occur at a meeting of the Members or pursuant to a written document signed by Members holding the required Company Interests.

9.3   Proxies. Each Member may authorize any Person or Persons to act for it by proxy in any matter in which a Member is entitled to participate, whether by waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Member or its attorney-in-fact. Every proxy shall be revocable at the pleasure of the Member executing it.

9.4   Election Not to Dissolve. Notwithstanding anything to the contrary in this Agreement, the withdrawal, removal, bankruptcy, death, dissolution, adjudication of incompetence, or other event which may cause a Person to cease being a Member of the Company under the Act shall not dissolve the Company, and the Company shall not be required to be wound up except as described in Section 7.1.

ARTICLE X MISCELLANEOUS PROVISIONS

10.1   Adoption; Amendments. Each Member and the Manager shall become a signatory of this Agreement by signing such number of counterpart signature pages to this Agreement or a joinder agreement or such other instrument or instruments, and in a manner and at a time, as the Manager and Members shall determine. By so signing, each Member shall be deemed to have adopted, and to have agreed to be bound by, all the provisions of this Agreement, as amended from time to time in accordance with the provisions of this Agreement; provided, however, that no such counterpart shall be binding until it shall have been accepted by the Manager and Members pursuant to the provisions of this Agreement. In addition to the amendments otherwise authorized in this Agreement, amendments may be made to this Agreement from time to time by the Consent of majority of the Members and the Manager.

10.2   Investment Representations.   Each Member understands that the interests evidenced by this Agreement have not been registered under the Securities Act of 1933, as amended, or any state securities laws (the "Securities Acts") because the Company is issuing these interests in reliance upon the exemptions from the registration requirements of the Securities Acts providing for issuance of securities not involving a public offering. Each Member hereby confirms to the Company that such Member is acquiring its interest hereunder for such own Member for investment and not with a view to the resale or distribution thereof.   Each Member represents and warrants that prior to investing or acquiring any interest in the Company, such Member and his legal or other representatives have made an independent investigation of the Company and its business and have had made available to them all information with respect thereto requested and/or needed to make an informed decision to acquire the interest.

10.3   Construction Principles. Words in any gender shall be deemed to include the other genders. The singular shall be deemed to include the plural and vice versa. The headings and underlined Article and Section titles are for guidance only and shall have no significance in the interpretation of this Agreement.

10.4   Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5   Expenses. Except as otherwise expressly provided in this Agreement, each party shall pay all of its respective costs and expenses incident to its negotiation, preparation, and performance of this Agreement and all transactions contemplated in this Agreement, including, but not limited to, the fees, expenses, and disbursements of its counsel and accountants.

10.6   Schedules and Exhibits. The schedules and exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if set forth verbatim in this Agreement.

10.7   Specific Performance and Damages. The Members understand and agree that any Member may suffer irreparable damage in the event that this Agreement is not specifically performed according to its terms. Accordingly, the Members agree that all the terms of this Agreement will be enforceable in a court having equity jurisdiction by a decree of specific performance or by injunction or by both; provided, however, that the foregoing will not be construed as prohibiting any of the Members from pursuing any additional remedies for a breach or threatened breach of this Agreement, including the recovery of damages.

10.8   Applicable Law; Jurisdiction and Venue.   The terms and conditions of this Agreement shall be governed, construed, interpreted, and enforced in accordance with the domestic laws of the State of Michigan, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Michigan. In the event that a good faith disagreement exists amongst the Members, to the extent the Members are deadlocked and unable to reach the decisions by unanimous approval that are necessary to carry on the Company's business in the ordinary course, the parties shall first endeavor to settle the dispute in an amicable manner by mediation before resorting to Arbitration. Any unresolved controversy or claim arising out of or relating to this Agreement, which is not resolved by mediation, shall be settled by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association. Any such controversy or claim shall be arbitrated on an individual basis and shall not be consolidated in any arbitration with any claim or controversy of any other party. Any arbitration shall be conducted in Detroit, Michigan. In the event of arbitration, the non-prevailing party shall bear all related costs, including the prevailing party's reasonable attorney fees. The parties agree that any court of competent jurisdiction may render judgment on and enforce any arbitration award. Either party may seek any interim or preliminary relief, necessary to protect its rights or property pending the completion of arbitration, in a court of competent jurisdiction.

10.9   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and lawful assigns, heirs, and personal representatives. No party may assign or delegate this Agreement except as expressly contemplated by this Agreement.

10.10   Waiver. No provision of this Agreement shall be waived by any party, unless such waiver is in a writing signed by a duly authorized representative of the party against whom such waiver is sought to be enforced. A waiver by any party of any breach or failure to comply with any provision of this Agreement by any other party shall not be construed as or constitute a continuing waiver of such provision or a waiver of any other breach of or failure to comply with any other provision of this Agreement.

10.11   Severability. The parties believe that every provision of this Agreement is effective and valid under applicable law, and whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid. If any provision of this Agreement is held, in whole or in part, to be invalid, any court or other tribunal adjudicating the rights and duties of the parties under this Agreement shall alter, modify, or strike portions of the Agreement so that it will be enforceable to the fullest extent permitted by law but remain consistent with the intent of the parties, and the remainder of such provision and this Agreement shall remain in full force and effect.

10.12   Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement. The provisions of this Agreement shall supersede all contemporaneous oral agreements, communications and understandings and all prior oral and written communications, agreements and understandings among the parties with respect to the subject matter of this Agreement.

10.13   Notices and Payments. All notices and demands required or permitted by this Agreement shall be in writing (including e-mail communications) addressed to the relevant address set forth below or such other relevant address as may be specified in writing by the relevant party. All notices, demands, and payments required or permitted by this Agreement shall be deemed properly made: (a) upon personal delivery, (b) three (3) days after deposit in the mail, postage prepaid, registered or certified mail, (c) one (1) day after deposit with a recognized overnight courier, postage prepaid, or (d) upon receipt by a Person of an e-mail communication.

If to the Company:

5 Mile Brewing Company
330 East Lincoln Avenue
Royal Oak, Michigan 48067
Attn: Dayne Bartscht

For the Members:

See the contact information listed on <u>Exhibit B</u>.

10.14 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, including by electronic transmission, each of which shall be considered an original counterpart, and shall become a binding agreement when each party shall have executed one counterpart and delivered it to the other party.

10.15 <u>Counsel</u>. Each Member acknowledges that Varnum LLP has prepared this Agreement for and on behalf of the Company in connection with its representation of the Company, and that Varnum LLP has not been retained to represent, and in fact is not representing, any other Person in connection with the preparation, negotiation, or evaluation of the matters contemplated by this Agreement, and each other Person acknowledges having been advised to obtain or to consider obtaining independent counsel to represent such other Person. The Company may engage legal counsel, including legal counsel that already represents one or more Members or their Affiliates. Such engagement will not constitute a waiver of the attorney/client privilege nor be grounds to disqualify such law firm from continued representation of the Company, any Member, or any of their Affiliates.

(Signatures on the following page)

IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Operating Agreement as of the date set forth in the heading.

COMPANY:

5 Mile Brewing Company LLC

By: _____
      Dayne Bartscht, its Manager

FOUNDING MEMBERS:

By: _____
      Bradley Silverman, its Member

By: _____
      Paul Hoskin, its Member

By: _____
      Dayne Bartscht, its Member

By: _____
      Dave Keyte, its Member

17333691.1

[Signature Page to Amended and Restated Operating Agreement – 5 Mile Brewing Company]

EXHIBIT A

<u>DEFINITIONS</u>

"<u>Affiliate</u>" means (i) any Person directly or indirectly controlling, controlled by or under common control with another Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other Person, (iii) any officer, director, manager or Member of such Person, and (iv) if such Person is an officer, director, manager or Member, any company for which such Person acts in that capacity.

"<u>Agreement</u>" means this Operating Agreement for 5 Mile Brewing Company LLC, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement (including exhibits and schedules) as a whole, unless the context otherwise requires.

"<u>Articles of Organization</u>" mean the Articles of Organization filed with the Michigan Department of Licensing and Regulatory Affairs on January 26, 2016 for the purpose of forming the Company.

"<u>Capital Account</u>" means the account described in <u>Section 3.2</u>.

"<u>Capital Contribution</u>" means the total amount of cash or the gross asset value of any property other than cash contributed to the capital of the Company (prior to the deduction of any expenses) by all the Members or any class of Members or any one Member, as the case may be (including the predecessor holders of the Company Units of such Members or Member).

"<u>Code</u>" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of succeeding law).

"<u>Company</u>" means 5 Mile Brewing Company LLC, the limited liability company formed pursuant to the Act.

"<u>Company Interest</u>" means the extent (expressed as a percentage) to which a Person is entitled to participate in net income and gain, net loss and disbursable cash and all other attributes of ownership to which a Member is entitled under this Agreement. Unless otherwise provided herein, such percentage(s) shall be determined with reference to the proportionate ownership of Company Units held by such Person.

"<u>Company Non-Voting Unit</u>" means a Company Interest represented by a specified Capital Contribution per Company Non-Voting Unit, or if no "per unit" amount is specified, represented by a Capital Contribution for the number of Company Units as indicated on the Company's Schedule of Company Non-Voting Units. The Holder of Company Non-Voting Units will, subject to the provisions of this Agreement, be entitled to participate in allocations of net income and gain, net loss, and disbursable cash and all other attributes of ownership, except such Units shall not be entitled to vote or otherwise consent on any matter submitted to the Members for Consent.

"<u>Company Unit</u>" means the Company Non-Voting Units and Company Voting Units, without distinction between them.

"Company Voting Unit" means a Company Interest represented by a specified Capital Contribution per Company Voting Unit, or if no "per unit" amount is specified, represented by a Capital Contribution for the number of Company Units as indicated on Exhibit B. The Holder of Company Units will, subject to the provisions of this Agreement, be entitled to participate in allocations of net income and gain, net loss, and disbursable cash and all other attributes of ownership, including, without limitation, the right to vote or otherwise consent on any matter submitted to the Members for Consent.

"Consent" means either the consent given by vote at a meeting called and held in accordance with the provisions of this Agreement or the written consent, as the case may be, of a Person to do the act or thing for which the consent is solicited, or the act of granting the consent, as the context may require. Reference to a specified percentage in interest of the Members entitled to vote or consent means Members whose combined Company Interests represent such specified percentage, respectively, of the Company Interests of all Members entitled to vote on the matter. Unless otherwise provided, a majority of the Company Interest entitled to vote shall be required to grant Consent.

"Manager" means, initially, Dayne Bartscht.

"Member" means any Person who is a Member at the time of reference, in such Person's capacity as a Member of the Company. If a Person is a Member immediately before the purchase or other acquisition by such Person of a Company Interest, then such Person shall have all the rights of a Member with respect to such acquired Company Interest.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation Section 1.704-2(i)(3).

"Member Nonrecourse Debt" has the meaning set forth in Regulation Section 1.704-2(b)(4) for Partner Nonrecourse Debt.

"Member Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(i)(2) for partner nonrecourse deductions. The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year over the aggregate amount of any distributions during that fiscal year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation Section 1.704-2(i)(2).

"Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Regulation Section 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Regulation Section 1.752-l(a)(2).

"Person" means any natural person, partnership, limited liability company, corporation, trust, association or other legal entity.

"Regulation" means a treasury regulation promulgated under the Code, and any replacement thereto.

"Sale of the Company" means (a) any merger or consolidation of the Company with or into any other entity or Person, or any other corporate reorganization, in which the Members of the Company immediately prior to such merger, consolidation or reorganization own less than fifty percent (50%) of the voting power or equity interests of the surviving entity immediately after such merger, consolidation or reorganization; (b) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power or equity interests are transferred; (c) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, in a single transaction or series of related transactions, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company, or (d) liquidation, dissolution or winding up of the Company,

EXHIBIT B

MEMBER REGISTER

Name	Capital Contribution	Company Voting Units	Company Non-Voting Units	Company Interest
Bradley Silverman	$ 159,275.00	1,500,000		%
Paul Hoskin	$ 493,725.00	4,900,000		%
Devin Drowley	$ 250.00	100,000		%
Dayne Bartscht	$ 137,750.00	2,000,000		%
Dave Keyte	$ 196,000.00	1,500,000		%
Members holding Company Non-Voting Units	$[■]		[■]	[■]
TOTALS	**$**	**10,000,000**		**100%**